UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SIRONA DENTAL SYSTEMS, INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE

WITH AN EXERCISE PRICE EQUAL TO OR GREATER THAN $21.32 per share

(TITLE OF CLASS OF SECURITIES)

82966C103

(CUSIP NUMBER OF CLASS OF SECURITIES)

JONATHAN FRIEDMAN, ESQ.

GENERAL COUNSEL

30-30 47TH AVENUE, SUITE 500

LONG ISLAND CITY, NEW YORK 11101

(718) 482-2011

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

STEVEN I. SUZZAN, ESQ.

FULBRIGHT & JAWORSKI L.L.P.

666 FIFTH AVENUE

NEW YORK, NEW YORK 10103

(212) 318-3000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$1,704,000	$66.97

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,041,500 shares of common stock of Sirona Dental Systems, Inc. having an aggregate value of $1,704,000 as of December 16, 2008, will be surrendered and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on a Black-Scholes valuation model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per million dollars of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$66.97	Filing party:	Sirona Dental Systems, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	December 18, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 18, 2008 (“Schedule TO”) by Sirona Dental Systems, Inc., a Delaware corporation (the “Company”), relating to the offer (the “Offer”) by the Company to its eligible employees and consultants to exchange certain stock options to purchase shares of its common stock, par value $0.01 per share, with exercise prices equal to or greater than $21.32 per share, issued and outstanding under the Sirona Dental Systems, Inc. Equity Incentive Plan (the “2006 Plan”), for replacement options issued under the 2006 Plan representing the right to purchase fewer shares, at an exercise price equal to the closing price of the Company’s common stock on the NASDAQ Global Select Market on the date of grant. The Offer is being made upon the terms and conditions set forth in the Offering Memorandum dated December 18, 2008 (the “Offering Memorandum”) and the related Form of Sirona Stock Option Exchange Program Election Form (“Election Form”), copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, respectively.

Section 17 of the Offering Memorandum, “Miscellaneous,” is hereby amended by deleting the phrase “within the meaning of Section 27A of the Securities Act of 1933, as amended” from the first sentence thereof.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to include the following:

“The Expiration Time of this Offer has been extended from 5:00 p.m., EDT, on Wednesday, January 21, 2009 until 11:59 p.m., EDT, on Wednesday, January 21, 2009. Accordingly, this Offer and withdrawal rights will expire at 11:59 p.m., EDT, on Wednesday, January 21, 2009, unless Sirona further extends this Offer.”

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to include the following:

“At the close of business on December 30, 2008, approximately 62,000 stock options have been validly tendered and not withdrawn pursuant to the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2008

SIRONA DENTAL SYSTEMS, INC.

By:	/S/ JONATHAN I. FRIEDMAN
Jonathan I. Friedman
General Counsel